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Exhibit 99. (a)(1)(L)

Agilent Technologies Announces Preliminary Results of Its Modified "Dutch Auction" Tender Offer

        PALO ALTO, Calif.—(BUSINESS WIRE)—Dec. 14, 2005—Agilent Technologies Inc. (NYSE:A) today announced the preliminary results of its modified "Dutch Auction" tender offer, which expired at 12:00 midnight ET on Tuesday, Dec. 13, 2005. Agilent expects to accept for payment an aggregate of 83,077,043 shares of its common stock at a purchase price of $36 per share. These shares represent approximately 16 percent of the shares issued and outstanding as of Oct. 31, 2005.

        Agilent has been informed by the depositary for the tender offer that the preliminary proration factor for the tender offer is approximately 94 percent. Based on the preliminary count by the depositary for the tender offer, an aggregate of 88,680,470 shares were properly tendered and not withdrawn at or below a price of $36, including 43,891,258 shares that were tendered through notice of guaranteed delivery. The 83,077,043 shares expected to be purchased are comprised of the 73,000,000 shares Agilent offered to purchase and 10,077,043 shares to be purchased pursuant to Agilent's right to purchase up to an additional 2% of the outstanding shares as of Oct. 31, 2005, without extending the tender offer in accordance with applicable securities laws.

        The number of shares to be purchased, the price per share and the proration factor are preliminary. The determination of the final number of shares to be purchased, the final price per share and the final proration factor is subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares validly tendered and not withdrawn, the final price per share and the final proration factor will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase and return of all other shares tendered and not accepted for purchase will occur promptly thereafter.

        The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated Nov. 15, 2005, in which the Company offered to purchase up to 73 million shares at a price not less than $32.00 per share and not greater than $37.00 per share, filed with the Securities and Exchange Commission on Nov. 15, 2005, as amended on Dec. 6, 2005.

        The tender offer is part of our previously announced share repurchase program of up to $4.466 billion worth of our common stock, and we have completed purchases of approximately $3.3 billion of our common stock pursuant to the program. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the Company from purchasing any shares, other than in the tender offer, until at least ten business days after the expiration of the tender offer.

        Merrill Lynch & Co. is the Company's dealer manager for the tender offer. The information agent is Georgeson Shareholder Communications Inc., and the depositary is Computershare. Any questions with regard to the tender offer may be directed to the information agent, at 888-293-6903.

About Agilent Technologies

        Agilent Technologies Inc. (NYSE:A) is the world's premier measurement company and a technology leader in communications, electronics, life sciences and chemical analysis. The company's 21,000 employees serve customers in more than 110 countries. Agilent had net revenue of $5.1 billion in fiscal 2005. Information about Agilent is available on the Web at www.agilent.com.

NOTE TO EDITORS: Further technology, corporate citizenship and executive news is available on the Agilent news site at www.agilent.com/go/news.

CONTACT: Agilent Technologies Inc.
Hilliard Terry, 650-752-5329 (Investors)
hilliard            terry@agilent.com

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  Exhibit 99. (a)(1)(L)